UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2009

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

Amendment and Restatement of 2007 Stock Incentive Plan

At the Annual Meeting of Stockholders held May 14, 2009 (the "Annual Meeting"), the Company's stockholders approved the ExpressJet Holdings, Inc. 2007 Stock Incentive Plan as Amended and Restated as of May 14, 2009 (as amended and restated, the "Restated Plan"). The summary of the Restated Plan contained in the Company's Proxy Statement dated April 2, 2009 relating to the Annual Meeting (the "Proxy Statement") is incorporated herein by reference and is qualified in its entirety by reference to the full text of the Restated Plan, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The Proxy Statement was filed with the Securities and Exchange Commission on April 1, 2009. The description of the Restated Plan begins on page 31 of the Proxy Statement under the heading "Proposal 2: APPROVAL OF AMENDMENT AND RESTATEMENT OF 2007 STOCK INCENTIVE PLAN."

Amendment to Management Bonus Plan

On May 14, 2009, the Human Resources Committee of the Company's board of directors (the "Committee") approved the First Amendment (the "First Amendment"), effective as on January 1, 2009, to the ExpressJet Holdings, Inc. Management Bonus Plan (as amended, the "Management Bonus Plan"). The following summary description of the First Amendment is qualified in its entirety by reference to the full text of the First Amendment, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

The First Amendment decreased the target bonus amount for the Company's Chief Financial Officer from 45% of base salary for the fiscal year to 40% of base salary for the fiscal year, which is consistent with the target bonus levels for the Company's other vice presidents. As explained in more detail in the Proxy Statement under the heading "COMPENSATION OF EXECUTIVE OFFICERS--Management Bonus Plan" on page 13, any bonuses awarded under the Management Bonus Plan are contingent upon the achievement of a defined target level of operating income with no awards for negative income. In 2007 and 2008, no bonuses were awarded.

Item 9.01 **Financial Statements and Exhibits.**

d. <u>Exhibits.</u>

10.1 ExpressJet Holdings, Inc. 2007 Stock Incentive Plan (as Amended and Restated Effective as of May 14, 2009) (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement dated April 2, 2009 that was filed on April 1, 2009, File no. 1-31300).

10.2 First Amendment to ExpressJet Holdings, Inc. Management Bonus Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: May 20, 2009   <u>/s/ Phung Ngo-Burns</u>
Phung Ngo-Burns
Vice President and Chief Financial Officer

EXHIBIT INDEX

10.1   ExpressJet Holdings, Inc. 2007 Stock Incentive Plan (as Amended and Restated Effective as of May 14, 2009) (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement dated April 2, 2009 that was filed on April 1, 2009, File no. 1-31300).

10.2   First Amendment to ExpressJet Holdings, Inc. Management Bonus Plan.